===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                            -----------------------
                                  SCHEDULE 13D
                               (Amendment No. 1)*


                             EVOLVE SOFTWARE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   30049P104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Scott A. Arenare, Esq.
                       Vice President and General Counsel
                               Warburg Pincus LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
--------------------------------------------------------------------------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                              and Communications)

                                   Copies to:
                            Francis S. Currie, Esq.
                             Davis Polk & Wardwell
                              1600 El Camino Real
                          Menlo Park, California 94025
                                 (650) 752-2000
                                October 9, 2001
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

                            -----------------------

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP No. 30049P104
                                      13D
-------------------------------------------------------------------------------

      1       NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              Warburg Pincus Private Equity VIII, L.P.        I.R.S. #13-416869

      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |_|
                                                                         (b) |X|
      3       SEC USE ONLY

      4       SOURCE OF FUNDS*
              WC

      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) or 2(e)                                  [_]

      6       CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware

               NUMBER OF SHARES           7        SOLE VOTING POWER
          BENEFICIALLY OWNED BY EACH               0
            REPORTING PERSON WITH
                                          8        SHARED VOTING POWER
                                                   62,773,430(1)

                                          9        SOLE DISPOSITIVE POWER
                                                   0

                                          10       SHARED DISPOSITIVE POWER
                                                   50,003,298(2)

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              62,773,430(1)

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                        [_]

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              68.1%(3)

     14       TYPE OF REPORTING PERSON*
              PN
--------------------------------------------------------------------------------
                    [*SEE INSTRUCTIONS BEFORE FILLING OUT!]
--------------------------------------------------------------------------------

--------

     (1) Includes (i) 20,000,000 shares of Common Stock that may be acquired at any time upon the conversion of Series A Preferred Stock currently held by Warburg Pincus Private Equity VIII, L.P. and 30,000,000 shares of Common Stock that may be acquired within 60 days pursuant to the Preferred Stock Warrants and Common Stock Warrants (discussed in Items 3-5); (ii) 10,770,132 shares of Common Stock currently held by certain other stockholders of the issuer that are subject to the Voting Agreement (discussed in Item 6) and 2,000,000 shares of Common Stock that may be acquired at any time by those stockholders upon the conversion of Series A Preferred Stock and (iii) 3,298 shares of Common Stock owned by a Member and Managing Director of Warburg Pincus LLC and Partner of Warburg Pincus & Co.

     (2) Includes 20,000,000 shares of Common Stock that may be acquired at any time upon the conversion of Series A Preferred Stock and 30,000,000 shares of Common Stock that may be acquired within 60 days pursuant to the Preferred Stock Warrants and Common Stock Warrants and 3,298 shares of Common Stock owned by a Member and Managing Director of Warburg Pincus LLC and Partner of Warburg Pincus & Co.

     (3) Calculated in accordance with Rule 13d-3 under the Exchange Act, based upon the number of shares of Common Stock outstanding as of August 31, 2001 (as represented by the issuer in the Purchase Agreement), shares issuable upon conversion of Series A Preferred stock issued and outstanding on the date hereof and including shares issuable within 60 days to the Reporting Persons.

--------------------------------------------------------------------------------

CUSIP No. 30049P104
                                      13D
--------------------------------------------------------------------------------

      1       NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              Warburg Pincus & Co.                            I.R.S. #13-6358475

      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |_|
                                                                         (b) |X|
      3       SEC USE ONLY

      4       SOURCE OF FUNDS*
              N/A

      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                           |X|

      6       CITIZENSHIP OR PLACE OF ORGANIZATION
              New York

               NUMBER OF SHARES           7    SOLE VOTING POWER
          BENEFICIALLY OWNED BY EACH           0
            REPORTING PERSON WITH
                                          8    SHARED VOTING POWER
                                               62,773,430(1)

                                          9    SOLE DISPOSITIVE POWER
                                               0

                                         10    SHARED DISPOSITIVE POWER
                                               50,003,298(2)

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              62,773,430(1)

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                        |_|

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              68.1%(3)

     14       TYPE OF REPORTING PERSON*
              PN
--------------------------------------------------------------------------------
                    [*SEE INSTRUCTIONS BEFORE FILLING OUT!]

--------
     (1) Includes (i) 20,000,000 shares of Common Stock that may be acquired at any time upon the conversion of Series A Preferred Stock currently held by Warburg Pincus Private Equity VIII, L.P. and 30,000,000 shares of Common Stock that may be acquired within 60 days pursuant to the Preferred Stock Warrants and Common Stock Warrants (discussed in Items 3-5); (ii) 10,770,132 shares of Common Stock currently held by certain other stockholders of the issuer that are subject to the Voting Agreement (discussed in Item 6) and 2,000,000 shares of Common Stock that may be acquired at any time by those stockholders upon the conversion of Series A Preferred Stock and (iii) 3,298 shares of Common Stock owned by a Member and Managing Director of Warburg Pincus LLC and Partner of Warburg Pincus & Co.

     (2) Includes 20,000,000 shares of Common Stock that may be acquired at any time upon the conversion of Series A Preferred Stock and 30,000,000 shares of Common Stock that may be acquired within 60 days pursuant to the Preferred Stock Warrants and Common Stock Warrants and 3,298 shares of Common Stock owned by a Member and Managing Director of Warburg Pincus LLC and Partner of Warburg Pincus & Co.

     (3) Calculated in accordance with Rule 13d-3 under the Exchange Act, based upon the number of shares of Common Stock outstanding as of August 31, 2001 (as represented by the issuer in the Purchase Agreement) and including shares issuable within 60 days to the Reporting Persons.

--------------------------------------------------------------------------------
     CUSIP No. 30049P104
                                      13D
--------------------------------------------------------------------------------

        1          NAME OF REPORTING PERSONS

                   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                   Warburg Pincus LLC                         I.R.S. #13-3536050

        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) |_|
                                                                         (b) |X|

        3          SEC USE ONLY

        4          SOURCE OF FUNDS*
                   N/A

        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) or 2(e)                             |_|

        6          CITIZENSHIP OR PLACE OF ORGANIZATION
                   New York

                 NUMBER OF SHARES         7    SOLE VOTING POWER
          BENEFICIALLY OWNED BY EACH           0
            REPORTING PERSON WITH
                                          8    SHARED VOTING POWER
                                               62,773,430(1)

                                          9    SOLE DISPOSITIVE POWER
                                               0
                                         10    SHARED DISPOSITIVE POWER
                                               50,003,298(2)

        11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 62,773,430(1)

        12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                                           |_|

        13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   68.1%(3)

        14         TYPE OF REPORTING PERSON*
                   OO
--------------------------------------------------------------------------------
                    [*SEE INSTRUCTIONS BEFORE FILLING OUT!]
--------------------------------------------------------------------------------

--------
     (1) Includes (i) 20,000,000 shares of Common Stock that may be acquired at any time upon the conversion of Series A Preferred Stock currently held by Warburg Pincus Private Equity VIII, L.P. and 30,000,000 shares of Common Stock that may be acquired within 60 days pursuant to the Preferred Stock Warrants and Common Stock Warrants (discussed in Items 3-5); (ii) 10,770,132 shares of Common Stock currently held by certain other stockholders of the issuer that are subject to the Voting Agreement (discussed in Item 6) and 2,000,000 shares of Common Stock that may be acquired at any time by those stockholders upon the conversion of Series A Preferred Stock and (iii) 3,298 shares of Common Stock owned by a Member and Managing Director of Warburg Pincus LLC and Partner of Warburg Pincus & Co.

     (2) Includes 20,000,000 shares of Common Stock that may be acquired at any time upon the conversion of Series A Preferred Stock and 30,000,000 shares of Common Stock that may be acquired within 60 days pursuant to the Preferred Stock Warrants and Common Stock Warrants and 3,298 shares of Common Stock owned by a Member and Managing Director of Warburg Pincus LLC and Partner of Warburg Pincus & Co.

     (3) Calculated in accordance with Rule 13d-3 under the Exchange Act, based upon the number of shares of Common Stock outstanding as of August 31, 2001 (as represented by the issuer in the Purchase Agreement) and including shares issuable within 60 days to the Reporting Persons.

     This Amendment No. 1 ("Amendment No. 1") to that certain statement on
Schedule 13D of Warburg Pincus Private Equity VIII, L.P., a Delaware limited partnership ("WP VIII"), Warburg Pincus LLC, a New York limited liability company ("WP LLC") and Warburg, Pincus & Co., a New York general partnership ("WP," and together with WP VIII and WP LLC, the "Reporting Persons") filed on October 3, 2001 (the "Original Statement") hereby amends and restates the Original Statement as provided herein. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Original Statement.

     Items 3, 5 and 6 of the Original Statement are hereby amended and restated in their entirety as follows:

   Item 3. Source and Amount of Funds or Other Consideration.

     Pursuant to the Series A Preferred Stock Purchase Agreement (the "Purchase Agreement") attached hereto as Exhibit 2, dated as of September 23, 2001, by and between WP VIII, the Company and certain other investors named in the Schedule of Purchasers to the Purchase Agreement, (1) WP VIII purchased 1,000,000 shares of the Company's Series A Preferred Stock (the "Series A Preferred Stock") at a price of $10 per share, with the purchase price paid in cash on October 9, 2001 (the "Closing Date"); (2) the Company issued to WP VIII warrants to purchase up to an aggregate of 1,000,000 additional shares of Series A Preferred Stock at a price of $10 per share in cash, which warrants are exercisable for up to one year after the Closing Date in certain circumstances, in the forms attached hereto as Exhibit 3 ("Preferred Stock Warrants"); (3) the Company issued to WP VIII a warrant to purchase up to 5,000,000 shares of Common Stock at a price of $1.00 per share in the form attached hereto as Exhibit 4 ("Common Stock Warrant") and (4) the Company agreed to grant to WP VIII additional Common Stock Warrants to purchase that number of shares of Common Stock equal to 25% of the number of shares of Common Stock into which the shares of Series A Preferred Stock issued upon exercise of the Preferred Stock Warrants are convertible, at the time such Preferred Stock Warrants are exercised. Each share of Series A Preferred Stock will be convertible into Common Stock at an initial conversion price of $0.50, or at an initial conversion rate of 20 shares of Common Stock for each share of Series A Preferred Stock converted, subject to certain adjustments as set forth in the Certificate of Designation of Series A Preferred Stock of the Company, attached hereto as Exhibit 5 (the "Certificate of Designation").

     The total amount of funds used to purchase the Series A Preferred Stock pursuant to the Purchase Agreement was $10,000,000 and was furnished from the working capital of WP VIII. If WP VIII elects to exercise the Preferred Stock Warrants in full, the total amount of funds that will be required to purchase the additional shares of Series A Preferred Stock issuable upon such exercise will be $10,000,000, which will be furnished from the working capital of WP
VIII. If WP VIII elects to exercise the Common Stock Warrants in full for cash, the total amount of funds that will be required to purchase the Common Stock pursuant to such warrants will be $5,000,000 ($10,000,000 if the Preferred Stock Warrants are exercised in full), which will be provided from the working capital of WP VIII. However, the Common Stock Warrants provide WP VIII the option to convert such warrants on a cashless basis by electing to have the Company withhold a number of shares otherwise issuable upon exercise of the Warrants that is equal in value at the time of conversion to the aggregate exercise price of the Common Stock Warrants. WP VIII has not made any determination as to whether it would exercise the Common Stock Warrants, if at all, either for cash or on a cashless basis. Except as otherwise expressly stated, all shares are reported on a common stock equivalent basis, assuming that all warrants issued or issuable pursuant to the Purchase Agreement are exercised in full for cash.

   Item 5. Interest in Securities of the Issuer.

     (a) Assuming (i) exercise of all Preferred Stock Warrants issued to WP VIII; (ii) full conversion of the shares of Series A Preferred Stock issued to WP VIII at the closing and issuable pursuant to the Preferred Stock Warrants and (iii) full exercise for cash of all Common Stock Warrants issuable to WP VIII at the closing and upon exercise of the Preferred Stock Warrants, WP VIII may be deemed to beneficially own 50,000,000 shares of Common Stock, representing approximately 55.5% of the outstanding shares of Common Stock, based on the 40,166,616 shares of Common Stock outstanding as of August 31, 2001 (which number was represented by the Company in the Purchase Agreement to be outstanding on that date), calculated in accordance with Rule 13d-3 under the Exchange Act. By reason of their respective relationships with WP VIII and each other, each of the other Reporting Persons may also be deemed under Rule 13d-3 under the Exchange Act to own beneficially 50,000,000 shares of Common Stock, representing approximately 55.5% of the outstanding Common Stock. Until such time as the Common Stock Warrant and the Preferred Stock Warrants are exercised, the Reporting Persons disclaim beneficial ownership of any shares of Common Stock issuable thereon.

     One Member and Managing Director of WP LLC and Partner of WP owns approximately 3,298 shares of Common Stock. The Reporting Persons expressly disclaim beneficial ownership of these shares.

     In addition, and as described in Item 6, WP VIII has entered into voting agreements with the beneficial owners of 12,770,132 shares of Common Stock (the "Voting Agreement Shares"), pursuant to which WP VIII may be deemed a beneficial owner of such shares. Taking into account the Voting Agreement Shares, together with the Common Stock issuable upon conversion of Series A Preferred Stock and exercise of Common Stock Warrants issuable to WP VIII and held by the Member and Managing Director of WP LLC and Partner of WP, WP VIII may be deemed the beneficial owner of an aggregate of 62,773,430 shares of Common Stock, or 68.1% of the Company's Common Stock, calculated in accordance with Rule 13d-3. WP VIII expressly disclaims beneficial ownership of the Voting Agreement Shares.

     (b) WP and WP LLC share with WP VIII the power to vote or to direct the vote and to dispose or to direct the disposition of the 62,773,430 shares of Common Stock it may be deemed to beneficially own.

     The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act. Each Reporting Person disclaims beneficial ownership of all shares of Common Stock, other than those reported herein as being owned by it.

     (c) Other than as set forth in Item 4 hereof, no transactions in the Common Stock were effected during the last sixty days by the Reporting Persons or any of the persons set forth on Schedule I or in Item 2(d) hereto.

     (d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

     (e)   Not applicable.

     Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer.

     Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement attached hereto as Exhibit 1, with respect to the joint filing of this statement and any amendment or amendments hereto.

     As an inducement to WP VIII to enter into the Purchase Agreement, on September 23, 2001, Sierra Ventures Group, John P. Bantleman, James J. Bozzini, John Oltman, Kurt Heikkinen, Joseph A. Fuca, Jeff Drazan, Paul Rochester, Judith Hamilton, Kenneth J. Bozzini, David Hsieh and Ian Reay (the "Stockholders") of the Company, who collectively own (i) 10,770,132 shares of the Company's Common Stock and (ii) Series A Preferred Stock that can be converted into 2,000,000 shares of Common Stock at any time, entered into a voting agreement (the "Voting Agreement") with WP VIII in the form attached hereto as Exhibit 7. Pursuant to the Voting Agreement, each of the stockholders agreed to vote (or cause to be voted) all of the shares of the Company's stock owned or acquired by them at any meeting of the stockholders of the Company, and in any action by written consent of the stockholders of the Company, (i) in favor of the approval of the transactions contemplated by the Purchase Agreement including the issuance of capital stock of the Company pursuant thereto, (ii) in favor, to the extent it is necessary, of an increase in the number of authorized, but unissued, shares of Company Common Stock, in an amount determined by the Company's Board of Directors, (iii) in favor, if proposed by the Company's Board of Directors, of a reverse stock split of the Company's Common Stock, and (iv) in favor of any other matter directly relating to and in furtherance of consummation of the transactions contemplated by the Purchase Agreement. The Voting Agreement will terminate upon the earliest to occur of the approval by the Company's stockholders of each of the matters described above, the termination of the Purchase Agreement according to its terms and the termination of the Voting Agreement by mutual consent of the parties. This summary of the Voting Agreement is qualified in its entirety by reference to the form of Voting Agreement attached as Exhibit 7 hereto.

      In addition to their outstanding shares of Common Stock, the Reporting Persons have been advised by the Company that the Stockholders have rights to acquire an aggregate of 3,384,164 shares of common stock within 60 days of the date of this filing. Any shares of common stock acquired by any stockholder after the date hereof and prior to the termination of the Voting Agreement would be subject to the Voting Agreement.

     The Purchase Agreement and the agreements, contemplated thereby were entered into as of September 23, 2001 and is described in Item 3, Item 4 and
Item 5 above.

     Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 above or between such persons and any other person with respect to any securities of the Company.

     Item 7. Material to be Filed as Exhibits

     1.   Joint Filing Agreement*

     2. Series A Preferred Stock Purchase Agreement, dated as of September 23, 2001, by and between the Company, WP VIII and certain other persons.*

     3. Form of Form A Subscription Warrant and Form of Form B Subscription Warrant.*

     4.   Form of Warrant to Purchase Shares of Common Stock.*

     5. Form of Certificate of Designation of Series A Preferred Stock of Evolve Software, Inc. *

     6. Form of Preemptive Rights Agreement between the Company, WP VIII and certain other persons.*

     7. Form of Voting Agreement between WP VIII and certain stockholders of the Company.*

     8.   Power of Attorney.*

     -----------------

     *    Previously filed

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  October 16, 2001              WARBURG PINCUS PRIVATE EQUITY VIII, L.P.
                                      By:   Warburg, Pincus & Co.,
                                            General Partner

                                            By:  /s/ Scott Arenare
                                                 -----------------
                                                 Name:   Scott Arenare
                                                 Title:  Attorney in Fact

Dated:  October 16, 2001              WARBURG PINCUS & Co.

                                            By:  /s/ Scott Arenare
                                                 -----------------
                                                 Name:   Scott Arenare
                                                 Title:  Attorney in Fact

Dated:  October 16, 2001              WARBURG PINCUS LLC

                                            By:  /s/ Scott Arenare
                                                 -----------------
                                                 Name:   Scott Arenare
                                                 Title:  Vice President

                                                                     SCHEDULE I

     Set forth below is the name, position and present principal occupation of each of the general partners of Warburg, Pincus & Co. ("WP") and members of Warburg Pincus LLC ("WP LLC"). The sole general partner of Warburg, Pincus Private Equity VIII ("WP VIII") is WP. WP VIII, WP, and WP LLC are hereinafter collectively referred to as the "Reporting Entities". Except as otherwise indicated, the business address of each of such persons is 466 Lexington Avenue, New York, New York 10017, and each of such persons is a citizen of the United States.


                                              GENERAL PARTNERS OF WP


                                               PRESENT PRINCIPAL OCCUPATION IN ADDITION TO
                                                 POSITION WITH WP, AND POSITIONS WITH THE
                    NAME                                    REPORTING ENTITIES
Joel Ackerman                     Partner of WP; Member and Managing Director of WP LLC
Gregory Back                      Partner of WP; Member and Managing Director of WP LLC
David Barr                        Partner of WP; Member and Managing Director of WP LLC
Harold Brown                      Partner of WP; Member and Managing Director of WP LLC
Sean D. Carney                    Partner of WP; Member and Managing Director of WP LLC
Timothy J. Curt                   Partner of WP; Member and Managing Director of WP LLC
W. Bowman Cutter                  Partner of WP; Member and Managing Director of WP LLC
Cary J. Davis                     Partner of WP; Member and Managing Director of WP LLC
Stephen Distler                   Partner of WP; Member and Managing Director of WP LLC
Stewart K. P. Gross               Partner of WP; Member and Senior Managing Director of WP LLC
Patrick T. Hackett                Partner of WP; Member and Managing Director of WP LLC
Jeffrey A. Harris                 Partner of WP; Member and Senior Managing Director of WP LLC
William H. Janeway                Partner of WP; Member and Vice Chairman of WP LLC
Charles R. Kaye                   Partner of WP; Member and Executive Managing Director of WP
                                  LLC
Henry Kressel                     Partner of WP; Member and Senior Managing Director of WP LLC
Joseph P. Landy                   Partner of WP; Member and Executive Managing Director WP LLC
Sidney Lapidus                    Partner of WP; Member and Managing Director of WP LLC
Kewsong Lee                       Partner of WP; Member and Managing Director of WP LLC
Jonathan S. Leff                  Partner of WP; Member and Managing Director of WP LLC
Reuben S. Leibowitz               Partner of WP; Member and Managing Director of WP LLC
David E. Libowitz                 Partner of WP; Member and Managing Director of WP LLC
Nancy Martin                      Partner of WP; Member and Managing Director of WP LLC
Edward J. McKinley                Partner of WP; Member and Managing Director of WP LLC
Rodman W. Moorhead III            Partner of WP; Member and Managing Director of WP LLC
James Neary                       Partner of WP; Member and Managing Director of WP LLC
Howard H. Newman                  Partner of WP; Member and Vice Chairman of WP LLC
Gary D. Nusbaum                   Partner of WP; Member and Managing Director of WP LLC
Dalip Pathak                      Partner of WP; Member and Managing Director of WP LLC
Lionel I. Pincus                  Managing Partner of WP; Managing Member, Chairman of the
                                  Board and Chief Executive Officer of WP LLC
John D. Santoleri                 Partner of WP; Member and Managing Director of WP LLC
Steven G. Schneider               Partner of WP; Member and Managing Director of WP LLC
Barry Taylor                      Partner of WP; Member and Managing Director of WP LLC
John L. Vogelstein                Partner of WP; Member, and President of WP LLC








                                               PRESENT PRINCIPAL OCCUPATION IN ADDITION TO
                                                 POSITION WITH WP, AND POSITIONS WITH THE
                    NAME                                    REPORTING ENTITIES

Elizabeth H. Weatherman           Partner of WP; Member and Managing Director of WP LLC
David Wenstrup                    Partner of WP; Member and Managing Director of WP LLC

Pincus & Co.(1)
NL & Co.(2)



--------

(1) New York limited partnership; primary activity is ownership interest in WP and WP LLC

(2) New York limited partnership; primary activity is ownership interest in WP.

                               MEMBERS OF WP LLC


                                PRESENT PRINCIPAL OCCUPATION IN ADDITION TO
                                POSITION WITH WP LLC, AND POSITIONS WITH THE
   NAME                                 REPORTING ENTITIES
Joel Ackerman                   Member and Managing Director of WP LLC; Partner of WP
Gregory Back                    Member and Managing Director of WP LLC; Partner of WP
David Barr                      Member and Managing Director of WP LLC; Partner of WP
Frank M. Brochin (1)            Member and Managing Director of WP LLC
Harold Brown                    Member and Managing Director of WP LLC; Partner of WP
Sean D. Carney                  Member and Managing Director of WP LLC; Partner of WP
Timothy J. Curt                 Member and Managing Director of WP LLC; Partner of WP
W. Bowman Cutter                Member and Managing Director of WP LLC; Partner of WP
Cary J. Davis                   Member and Managing Director of WP LLC; Partner of WP
Stephen Distler                 Member and Managing Director of WP LLC; Partner of WP
Tetsuya Fukagawa (2)            Member and Managing Director of WP LLC
Makoto Fukuhara (2)             Member and Managing Director of WP LLC
Stewart K. P. Gross             Member and Senior Managing Director of WP LLC; Partner of WP
Alf Grunwald (3)                Member and Managing Director of WP LLC
Patrick T. Hackett              Member and Managing Director of WP LLC; Partner of WP
Jeffrey A. Harris               Member and Senior Managing Director of WP LLC; Partner of WP
Sung-Jin Hwang (4)              Member and Managing Director of WP LLC
Roberto Italia (5)              Member and Managing Director of WP LLC
William H. Janeway              Member and Vice Chairman of WP LLC; Partner of WP
Charles R. Kaye                 Member and Executive Managing Director of WP LLC; Partner of
                                WP
Rajesh Khanna (6)               Member and Managing Director of WP LLC
Henry Kressel                   Member and Senior Managing Director of WP LLC; Partner of WP
Rajiv B. Lall (6)               Member and Managing Director of WP LLC
Joseph P. Landy                 Member and Executive Managing Director of WP LLC; Partner of
                                WP
Sidney Lapidus                  Member and Managing Director of WP LLC; Partner of WP
Kewsong Lee                     Member and Managing Director of WP LLC; Partner of WP
Jonathan S. Leff                Member and Managing Director of WP LLC; Partner of WP
Reuben S. Leibowitz             Member and Managing Director of WP LLC; Partner of WP
David E. Libowitz               Member and Managing Director of WP LLC; Partner of WP
Nicholas J. Lowcock (7)         Member and Managing Director of WP LLC
John W. MacIntosh (8)           Member and Managing Director of WP LLC
Nancy Martin                    Member and Managing Director of WP LLC; Partner of WP
Edward J. McKinley              Member and Managing Director of WP LLC; Partner of WP
Rodman W. Moorhead III          Member and Managing Director of WP LLC; Partner of WP
James Neary                     Member and Managing Director of WP LLC; Partner of WP
Howard H. Newman                Member and Vice Chairman of WP LLC; Partner of WP
Gary D. Nusbaum                 Member and Managing Director of WP LLC; Partner of WP
Dalip Pathak                    Member and Managing Director of WP LLC; Partner of WP
Lionel I. Pincus                Managing Member, Chairman of the Board and Chief Executive
                                Officer of WP LLC; Managing Partner of WP
Pulak Chandan Prasad (6)        Member and Managing Director of WP LLC






                                PRESENT PRINCIPAL OCCUPATION IN ADDITION TO
                                POSITION WITH WP LLC, AND POSITIONS WITH THE
   NAME                                 REPORTING ENTITIES

John D. Santoleri               Member and Managing Director of WP LLC; Partner of WP
Steven G. Schneider             Member and Managing Director of WP LLC; Partner of WP
Melchior Stahl (3)              Member and Managing Director of WP LLC
Chang Q. Sun (9)                Member and Managing Director of WP LLC
Barry Taylor                    Member and Managing Director of WP LLC, Partner of WP
John L. Vogelstein              Member and President of WP LLC; Partner of WP
Elizabeth H. Weatherman         Member and Managing Director of WP LLC; Partner of WP
David Wenstrup                  Member and Managing Director of WP LLC; Partner of WP
Jeremy S. Young (7)             Member and Managing Director of WP LLC
Pincus & Co.(1)

(1)  Citizen of France
(2)  Citizen of Japan
(3)  Citizen of Germany
(4)  Citizen of Korea
(5)  Citizen of Italy
(6)  Citizen of India
(7)  Citizen of United Kingdom
(8)  Citizen of Canada
(9)  Citizen of China



--------

(1) New York limited partnership; primary activity is ownership interest in WP and EMW LLC

                                 Exhibit Index


1.   Joint Filing Agreement*

2. Series A Preferred Stock Purchase Agreement, dated as of September 23, 2001, by and between the Company, WP VIII and certain other persons.*

3.   Form of Form A Subscription Warrant and Form of Form B Subscription
     Warrant.*

4.   Form of Warrant to Purchase Shares of Common Stock.*

5. Form of Certificate of Designation of Series A Preferred Stock of Evolve Software, Inc. *

6. Form of Preemptive Rights Agreement between the Company, WP VIII and certain other persons.*

7. Form of Voting Agreement between WP VIII and certain stockholders of the Company.*

8.   Power of Attorney.*

-----------------

*    Previously filed